SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ADAGIO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Ajay Royan

Mithril II LP

c/o Mithril Capital Management

600 Congress Avenue, Suite 3100

Austin, TX 78701

(512) 717-3770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II (as defined in Item 2(a) of the Original 13D). Mithril II UGP (as defined in Item 2(a) of the Original 13D) is the general partner of Mithril II GP (as defined in Item 2(a) of the Original 13D), which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 109,740,173 shares of Common Stock (as defined in Item 1 of the Original 13D) outstanding as of June 2, 2022, as reported by the Issuer in its Schedule 14C Definitive Information Statement filed with the Commission (as defined in the Original 13D) on June 2, 2022 (the “Information Statement”).

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II UGP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Ajay Royan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Peter Thiel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,740,173 shares of Common Stock outstanding as of June 2, 2022, as reported by the Issuer in the Information Statement.

CUSIP No. 00534A102	13D

Explanatory Note.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on August 20, 2021, as amended and supplemented by Amendment No. 1 thereto, filed with the Commission on March 30, 2022 and Amendment No. 2 thereto, filed with the Commission on April 26, 2022 (as so amended through April 26, 2022, the “Original 13D,” and together with this Amendment No. 3, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original 13D (as amended and/or supplemented by Amendment No. 1 and Amendment No. 2) remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as set forth below:

“On June 22, 2022, the Nominees (Dr. Clive A. Meanwell, Mr. Marc Elia and Ms. Tamsin Berry), were elected to the Issuer’s Board at the 2022 Annual Meeting.”

Item 5. Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) of the Schedule 13D are hereby amended and supplemented as set forth below:

“As a result of the completion of the 2022 Annual Meeting, the obligations of the Reporting Persons and the Participating Stockholders under the previously disclosed voting agreements, memorialized via email on March 28, 2022 and April 25, 2022, have been satisfied, and the Reporting Persons have therefore ceased to be part of any “group” (within the meaning of Section 13(d)(3) of the Act) with the Participating Stockholders that may have been deemed to exist.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as set forth below:

“The information set forth in Item 4, Item 5(a) and Item 5(b) of this Amendment No. 3 is incorporated herein by reference.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2022

MITHRIL II LP

By:	Mithril II GP LP
Its:	General Partner
By: Its:	Mithril II UGP LLC General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II GP LP

By:	Mithril II UGP LLC
Its:	General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II UGP LLC

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

/s/ Ajay Royan
Ajay Royan

/s/ Peter Thiel
Peter Thiel